UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

ESS TECHNOLOGY, INC.

(Name of Subject Company (Issuer))

ESS TECHNOLOGY, INC.

(Names of Filing Person (Offeror))

OPTIONS TO PURCHASE COMMON STOCK

(Title of Class of Securities)
269151 908

(CUSIP Number of Class of Securities)

Robert L. Blair
President and Chief Executive Officer
48401 Fremont Boulevard
Fremont, California 94538
(510) 492-1088

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Person)

Copy to:
Peter Cohn, Esq.
Lowell D. Ness, Esq.
Orrick, Herrington & Sutcliffe LLP
1000 Marsh Road
Menlo Park, CA 94025
(650) 614-7400

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$57,861,106	$7,331

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 8,801,938 shares of common stock of ESS Technology, Inc. having an aggregate value of $57,861,106 as of November 22, 2004 will be cancelled and exchanged pursuant to the Offer. The aggregate value of the options was calculated using the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Exchange Act, equals $126.70 per each $1.0 million of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 1. Summary Term Sheet
Item 2. Subject Company Information
Item 3. Identity and Background of Filing Person
Item 4. Terms of the Transaction
Item 5. Past Contacts, Transactions, Negotiations and Agreements
Item 6. Purposes of the Transaction and Plans or Proposals
Item 7. Source and Amount of Funds or Other Consideration
Item 8. Interest in Securities of the Subject Company
Item 9. Person/Assets, Retained, Employed, Compensated or Used
Item 10. Financial Statements
Item 11. Additional Information
Item 12. Exhibits
Item 13. Information Required by Schedule 13E-3
SIGNATURE
INDEX TO EXHIBITS
EXHIBIT 99.(A)(1)(I)
EXHIBIT 99.(A)(1)(II)
EXHIBIT 99.(A)(1)(III)
EXHIBIT 99.(A)(1)(IV)
EXHIBIT 99.(A)(1)(V)
EXHIBIT 99.(A)(1)(VI)
EXHIBIT 99.(A)(1)(VII)
EXHIBIT 99.(A)(1)(VIII)
EXHIBIT 99.(A)(1)(IX)
EXHIBIT 99.(A)(1)(X)
EXHIBIT 99.(D)(6)

     This Tender Offer Statement on Schedule TO relates to the Offer (as defined below) by ESS Technology, Inc. (“ESS”) to eligible optionholders to exchange, for compensatory purposes, all outstanding options (“Eligible Options”) to purchase common stock of ESS granted under ESS’s 2002 Non-Executive Stock Option Plan, 1997 Equity Incentive Plan and 1995 Equity Incentive Plan (together, the “Stock Option Plans”) for replacement options to purchase common stock of ESS. ESS intends to grant the replacement options on the day that is six months and one day (or as soon as practicable thereafter) after the cancellation of Eligible Options accepted for exchange and will be granted under one of the Stock Option Plans. The exercise price of each replacement option will be the fair market value of ESS’s common stock on the date they are granted. Otherwise, except as described in the Offering Memorandum (as defined below), the replacement options will cover the same number of shares and will be vested and exercisable to the same degree as the original options would have been had they not been cancelled.

     The replacement options will have the terms set forth in, and the tender, acceptance, cancellation and exchange of Eligible Options will be effected in accordance with and subject to the conditions described in, the disclosure document for the Offer to Exchange Certain Outstanding Stock Options, dated November 29, 2004 (the “Offering Memorandum”) and the accompanying forms of Election Form, Notice of Change of Election and Agreement to Grant Replacement Option, which are attached to this Schedule TO as Exhibits (a)(1)(i), (a)(1)(ii), (a)(1)(iii) and (a)(1)(iv) (collectively, as they may be amended from time to time, the “Offer”).

     Eligible optionholders, which includes all optionholders who are employees (including officers) or consultants of ESS or its subsidiaries, are eligible to participate in the option exchange. Any eligible optionholder who does not have a continuing relationship as an employee or consultant of ESS, its subsidiary or any successor company in a merger or acquisition (as applicable) through the replacement grant date will not receive a replacement option or any other consideration for his or her cancelled option.

Item 1. Summary Term Sheet.

     The information set forth in the Section entitled “Summary: Frequently Asked Questions” in the Offering Memorandum is incorporated by reference into this Item 1.

Item 2. Subject Company Information.

     (a) The name of the issuer is ESS Technology, Inc., a California corporation. The address and telephone number of its principal executive offices is 48401 Fremont Blvd., Fremont, California 94538, telephone: (510) 492-1088.

     (b) If ESS receives and accepts tenders of all Eligible Options held by all eligible optionholders, subject to the terms and conditions of the Offer, ESS will grant replacement options to purchase an aggregate of 8,801,938 shares of its common stock. This represents approximately 97% of its shares subject to all outstanding options as of November 22, 2004 and approximately 22% of its common stock outstanding as of November 22, 2004.

     (c) The information set forth in Section 13 of the Offering Memorandum (“Price Range of Common Stock; Dividends; Prior Public Offerings; Prior Purchases of Subject Securities”) is incorporated by reference into this Item 2(c).

Item 3. Identity and Background of Filing Person.

     (a) The filing person is ESS Technology, Inc. The information set forth in Item 2(a) above and in Schedule A to the Offering Memorandum (“Information Concerning the Directors and Executive Officers of ESS Technology, Inc.”) is incorporated by reference into this Item 3(a).

Item 4. Terms of the Transaction.

     (a) The information set forth in the Offering Memorandum in the Section entitled “Summary: Frequently Asked Questions,” Section 1 (“Eligible Options; Replacement Options; Employment Status; Expiration

and Extension of Offer; Notification”), Section 4 (“Procedure for Tendering Options”), Section 5 (“Withdrawal or Change of Election”), Section 6 (“Acceptance and Cancellation of Options; Grant of Replacement Options; No Option Grants Between Cancellation and Replacement”), Section 7 (“Conditions to the Offer; Waiver of Conditions”), Section 8 (“Source and Amount of Consideration”), Section 10 (“Tax Consequences”) and Section 15 (“Status of Options Acquired in the Offer; Accounting Consequences of the Offer”) is incorporated by reference into this Item 4(a). In addition, form stock option agreements for the Stock Option Plans are attached as exhibits (d)(4), (d)(5) and (d)(6) to this Schedule TO. In general, the terms and conditions of the replacement options will be substantially similar to the terms and conditions of the form stock option agreements, except as otherwise described in the Offering Memorandum. Each optionee should, however, refer to the specific terms and conditions set forth in his or her individual stock option grant documents, as those will generally be the terms and conditions applicable to his or her replacement option(s).

     (b) The information set forth in Section 14 of the Offering Memorandum (“Interests of Directors and Officers; Transactions in the Options; Agreements Involving the Options”) is incorporated by reference into this Item 4(b).

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

     (e) The information set forth in Section 14 of the Offering Memorandum (“Interests of Directors and Officers; Transactions in the Options; Agreements Involving the Options”) is incorporated by reference into this Item 5(e).

Item 6. Purposes of the Transaction and Plans or Proposals.

     (a) The Offer is being conducted for the compensatory purposes described in the Offering Memorandum. The information set forth in Section 3 of the Offering Memorandum (“Purpose of the Offer; No Extraordinary Transactions; No Recommendation”) is incorporated by reference into this Item 6(a).

     (b) The Eligible Options accepted for exchange by ESS pursuant to the Offer will be cancelled by ESS in exchange for replacement options ESS intends to grant on a date that is six months and one day (or as soon as practicable thereafter) after the cancellation date. The information set forth in the Offering Memorandum in Section 6 (“Acceptance and Cancellation of Options; Grant of Replacement Options; No Option Grants Between Cancellation and Replacement”) and Section 15 (“Status of Options Acquired in the Offer; Accounting Consequences of the Offer”) is incorporated by reference into this Item 6(b).

     (c) The information set forth in Section 3 of the Offering Memorandum (“Purpose of the Offer; No Extraordinary Transactions; No Recommendation”) is incorporated by reference into this Item 6(c).

Item 7. Source and Amount of Funds or Other Consideration.

     (a) The information set forth in Section 8 of the Offering Memorandum (“Source and Amount of Consideration”) is incorporated by reference into this Item 7(a).

     (b) The information set forth in Section 7 of the Offering Memorandum (“Conditions to the Offer; Waiver of Conditions”) is incorporated by reference into this Item 7(b).

     (d) Not applicable.

Item 8. Interest in Securities of the Subject Company.

     (a) The information set forth in Section 14 of the Offering Memorandum (“Interests of Directors and Officers; Transactions in the Options; Agreements Involving the Options”) is incorporated by reference into this Item 8(a).

     (b) The information set forth in Section 14 of the Offering Memorandum (“Interests of Directors and Officers; Transactions in the Options; Agreements Involving the Options”) is incorporated by reference into this Item 8(b).

Item 9. Person/Assets, Retained, Employed, Compensated or Used.

     (a) Not applicable.

Item 10. Financial Statements.

     (a) The information set forth in (1) the sections entitled “Item 6. Selected Financial Data” and “Item 8. Financial Statements and Supplementary Data” on pages 16 to 17 and pages 43 to 76 of ESS’s annual report on Form 10-K for the year ended December 31, 2003 and (2) the section entitled “Item 1. Financial Statements” on pages 3 to 18 of ESS’s quarterly report on Form 10-Q for the quarter ended September 30, 2004 is incorporated by reference into this Item 10(a). Copies of the annual report and quarterly report, excluding exhibits, may be obtained free of charge upon request to ESS and may be inspected and copied free of charge at ESS’s principal executive offices. Copies of exhibits are available for a nominal fee.

     The information set forth in Section 12 of the Offering Memorandum (“Financial Information”) is incorporated by reference into this Item 10(a).

     (b) Not applicable.

Item 11. Additional Information.

     (a) (1) The information set forth in Section 14 of the Offering Memorandum (“Interests of Directors and Officers; Transactions in the Options; Agreements Involving the Options”) is incorporated by reference into this Item 11(a)(1).

          (2) The information set forth in Section 16 of the Offering Memorandum (“Legal Matters; Regulatory Approvals”) is incorporated by reference into this Item 11(a)(2).

          (3)-(5) Not applicable.

     (b) Not applicable.

Item 12. Exhibits.

(a)(1)(i)	Offering Memorandum dated November 29, 2004.

(a)(1)(ii)	Form of Election Form.

(a)(1)(iii)	Form of Notice of Change of Election.

(a)(1)(iv)	Form of Agreement to Grant Replacement Option.

(a)(1)(v)	Communication to Employees from Stock Administrator Dated November 29, 2004.

(a)(1)(vi)	Email Communication to Certain Officers of ESS Technology Dated November 29, 2004.

(a)(1)(vii)	Reminder Communication to Eligible ESS Employees.

(a)(1)(viii)	Final Reminder Communication to Certain Officers of ESS.

(a)(1)(ix)	Election Confirmation Statement.

(a)(1)(x)	Final Election Confirmation Statement.

(a)(2)	The information regarding the purpose of the Offer set forth in Section 3 of the Offering Memorandum (“Purpose of the Offer; No Extraordinary Transactions; No Recommendation”) is incorporated by reference into this Item 12(a)(2).

(a)(3)-(5)	Not applicable.

(b)	Not applicable.

(c)	Not applicable.

(d)(1)	ESS Technology, Inc. 1995 Equity Incentive Plan, previously filed as an exhibit to ESS’s Quarterly Report on Form 10-Q, filed with the SEC on November 9, 2004.

(d)(2)	ESS Technology, Inc. 1997 Equity Incentive Plan, previously filed as an exhibit to ESS’s Quarterly Report on Form 10-Q, filed with the SEC on August 14, 2003, as amended.

(d)(3)	ESS Technology, Inc. 2002 Non-Executive Stock Option Plan, previously filed as an exhibit to ESS’s Form S-8, filed with the SEC on June 6, 2002.

(d)(4)	Form of ESS Technology, Inc. 1995 Equity Incentive Plan Stock Option Agreement, previously filed as an exhibit to ESS’s Quarterly Report on Form 10-Q, filed with the SEC on November 9, 2004.

(d)(5)	Form of ESS Technology, Inc. 1997 Equity Incentive Plan Stock Option Agreement, previously filed as an exhibit to ESS’s Quarterly Report on Form 10-Q, filed with the SEC on November 9, 2004.

(d)(6)	Form of ESS Technology, Inc. 2002 Non-Executive Stock Option Plan Stock Option Agreement.

(g)	Not applicable.

(h)	Not applicable.

Item 13. Information Required by Schedule 13E-3.

     Not applicable.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ESS Technology, Inc.

Date: November 26, 2004	/s/ Robert L. Blair

Robert L. Blair
Chief Executive Officer

INDEX TO EXHIBITS

Exhibit Number	Description
(a)(1)(i)	Offering Memorandum, dated November 29, 2004.

(a)(1)(ii)	Form of Election Form.

(a)(1)(iii)	Form of Notice of Change of Election.

(a)(1)(iv)	Form of Agreement to Grant Replacement Option.

(a)(1)(v)	Communication to Employees from Stock Administrator Dated November 29, 2004.

(a)(1)(vi)	Email Communication to Certain Officers of ESS Technology Dated November 29, 2004.

(a)(1)(vii)	Reminder Communication to Eligible ESS Employees.

(a)(1)(viii)	Final Reminder Communication to Certain Officers of ESS.

(a)(1)(ix)	Election Confirmation Statement.

(a)(1)(x)	Final Election Confirmation Statement.

(d)(1)	ESS Technology, Inc. 1995 Equity Incentive Plan, previously filed as an exhibit to ESS’s Quarterly Report on Form 10-Q, filed with the SEC on November 9, 2004.

(d)(2)	ESS Technology, Inc. 1997 Equity Incentive Plan, previously filed as an exhibit to ESS’s Quarterly Report on Form 10-Q, filed with the SEC on August 14, 2003, as amended.

(d)(3)	ESS Technology, Inc. 2002 Non-Executive Stock Option Plan, previously filed as an exhibit to ESS’s Form S-8, filed with the SEC on June 6, 2002.

(d)(4)	Form of ESS Technology, Inc. 1995 Equity Incentive Plan Stock Option Agreement, previously filed as an exhibit to ESS’s Quarterly Report on Form 10-Q, filed with the SEC on November 9, 2004.

(d)(5)	Form of ESS Technology, Inc. 1997 Equity Incentive Plan Stock Option Agreement, previously filed as an exhibit to ESS’s Quarterly Report on Form 10-Q, filed with the SEC on November 9, 2004.

(d)(6)	Form of ESS Technology, Inc. 2002 Non-Executive Stock Option Plan Stock Option Agreement.